EXHIBIT 99.1

Equinor ASA: Information relating to dividend for second quarter 2021

Key information relating to the cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for second quarter 2021.

Dividend amount: 0.18
Declared currency: USD
Last day including rights New York Stock Exchange (NYSE): 9 November 2021
Ex-date NYSE: 10 November 2021
Last day including rights Oslo Børs (Oslo Stock Exchange): 10 November 2021
Ex-date Oslo Børs: 11 November 2021
Record date NYSE and Oslo Børs: 12 November 2021
Payment date: 24 November 2021

Other information: Dividend per share in NOK will be communicated 18 November 2021.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act